SEC FILE NUMBER 001-11398
CUSIP NUMBER 125919308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CPI Aerostructures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

91 Heartland Blvd.

Address of Principal Executive Office (Street and Number)

Edgewood, New York 11717

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2025, because additional time is needed to complete the compilation, review, and validation of the information to be included in the Form 10-Q with respect to the adjustments explained in Part IV – Other Information below. The Registrant anticipates that the Form 10-Q will be filed with the U.S. Securities and Exchange Commission within the prescribed extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pamela Levesque	(631)	586-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2025, CPI Aerostructures, Inc. (the “Company”) expects to report a net loss of approximately $1.2 to $1.4 million, compared to net income of $1.41 million for the quarter ended June 30, 2024. The loss for the quarter is primarily due to an unfavorable adjustment to the A-10 Program financials reflecting the recent termination of the Program by The Boeing Company. In light of this termination, the Company has estimated an unfavorable impact of approximately $2.1 to $2.3 million to its results of operation for the three months ended June 30, 2025.

CPI AEROSTRUCTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	By:	/s/ Pamela Levesque
Pamela Levesque
Interim Chief Financial Officer

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